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                           February 22, 2023

       Dr. Ahmad Glover
       Chief Executive Officer
       Wireless electrical Grid LAN, WiGL, Inc.
       1919 Commerce Drive, Suite # 120
       Hampton, VA 23666

                                                        Re: Wireless electrical
Grid LAN, WiGL, Inc.
                                                            Post-Effective
Amendment to Form 1-A
                                                            Filed February 16,
2023
                                                            File No. 024-11732

       Dear Dr. Ahmad Glover:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing